UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of June 2025

Commission File Number 001-38813

Maase Inc.

12F, Block B, Longhu Xicheng Tianjie

No. 399 Huazhaobi Xishun Street, Jinniu District, Chengdu

Sichuan Province, People’s Republic of China

Tel: +86-028-86762596

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Results of the Extraordinary General Meeting

At the extraordinary general meeting (“EGM”) of shareholders of Highest Performances Holdings Inc. (the “Company”) held on June 3, 2025, each of the following resolutions submitted for shareholder approval was adopted, and after the adoption of the proposed resolutions, all corporate authorizations and actions contemplated thereunder were approved:

(i) THAT immediately after the termination of the deposit agreement, dated March 27, 2019, and as amended by the amendment to the deposit agreement dated April 3, 2025 (the “Deposit Agreement”), by and among the Company, Deutsche Bank Trust Company Americas and owners and holders of the Company’s American depositary shares (the “ADSs”) and the termination of the Company’s American depositary receipt facility (the “Termination of ADR Facility”), and prior to the listing of its Class A ordinary shares on Nasdaq Stock Market LLC (“Nasdaq”) (“Listing of Class A Ordinary Shares”), or from the effective date as any member of the board of directors of the Company or any executive office deems advisable and may determine:

a)	the Company consolidates every ninety (90) authorized issued and unissued shares of a par value of US$0.001 each of the Company into one (1) share of a par value of US$0.09 each (the “Consolidated Shares”), such Consolidated Shares shall rank pari passu in all respects with shares of the same class (the “Share Consolidation”); and

b)	no fractional shares be issued in connection with the Share Consolidation and all fractional shares resulting from the Share Consolidation be rounded up to the nearest whole number of shares.

(ii) THAT immediately following the Share Consolidation, the authorized share capital of the Company be increased to US$450,000,000 shares divided into 5,000,000,000 shares consisting of 4,000,000,000 class A ordinary shares of a nominal or par value of US$0.09 each and 1,000,000,000 class B ordinary shares of a nominal or par value of US$0.09 each (the “Share Capital Increase”).

(iii) THAT the Company’s name be changed from “Highest Performances Holdings Inc. 华普集团有限公司” to “Maase Inc.” (the “Name Change”), effective on the date of this Special Resolution.

(iv) THAT effective upon completion of the Share Consolidation and Share Capital Increase after the termination of the Deposit Agreement and the Termination of ADR Facility, and prior to the Listing of Class A Ordinary Shares, or from the effective date as any member of the board of directors of the Company or any executive office deems advisable and may determine:

a)	Article 108 of the fourth amended and restated memorandum and articles of association of the Company currently in effect (the “Existing M&A”) be amended to change the requirement for passing board resolutions of the Company (save for the matters set out in Article 86(b) and 86(d)) from a majority of no less than two-thirds of votes of the Directors to a simple majority of the votes cast by the Directors present and voting at such board meeting; and

b)	the Existing M&A be amended and restated in their entirety with a fifth amended and restated memorandum and articles of association of the Company as set out in the form annexed as Exhibit A to the notice of EGM, which notice was attached as Exhibit 99.1 to the current report on Form 6-K furnished on May 13, 2025 to reflect the Share Consolidation, Share Capital Increase and Name Change, among other changes.

Additionally, the board of directors of the Company has adopted “麦思智能引擎有限公司” as its Chinese name for business identification purpose only.

Update on Termination of ADR Facility and Substitution Listing

As the Company previously announced, the Company plans to cease the listing of its American Depositary Shares on the Nasdaq Stock Market LLC and list its class A ordinary shares of a par value of US$0.09 each post Share Consolidation for trading on Nasdaq in substitution for its ADSs (the “Substitution Listing”).

The Depositary has announced on May 13, 2025 that at the request of the Company, the deposit agreement, dated March 27, 2019, and as amended by the amendment to the deposit agreement dated April 3, 2025, among the Company, Deutsche Bank Trust Company Americas and owners and holders of the Company’s ADSs from time to time of American depositary receipts (the “ADRs”) evidencing ADSs issued thereunder will be terminated. The Company expects that the ADSs will cease trading on Nasdaq at 5:00 p.m. (New York Time) on June 20, 2025 and the ADSs will be automatically cancelled as of the close of business (New York Time) on June 20, 2025. Each former ADS holder will be entitled to receive ninety (90) class A ordinary shares, with a par value of US$0.001 each, for each ADS cancelled.

Immediately following the Termination of the ADR Facility, the Company will implement the Share Consolidation, pursuant to which every ninety (90) existing ordinary shares of a par value of US$0.001 each will be consolidated into one (1) new ordinary share of a par value of US$0.09 each. For the Company’s former ADS holders, the Share Consolidation would have the same effect as one (1) new class A ordinary share, with a par value of US$0.09 each, for each ADS previously held. All fractional shares resulting from the Share Consolidation will be rounded up to the nearest whole number of shares.

The Company expects that its class A ordinary shares will commence trading on Nasdaq on a post-Share Consolidation basis under the current symbol of “MAAS” on or around June 23, 2025. However, there remains uncertainty regarding whether the Company will be able to obtain clearance from Nasdaq to effectuate the Substitution Listing.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Maase Inc.
Date: June 3, 2025
	By:	/s/ Zhou Min
		Name:	Zhou Min
		Title:	Vice-Chairperson of the Board, Chief Executive Officer

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